Consent of Independent Registered Public Accounting Firm

The Board of Directors

Kansas City Life Insurance Company:

We consent to the incorporation by reference in the registration statements (No. 333-37865, No. 333-82933, No. 33-91194, No. 333-77417, No. 333-43391, No. 33-59256, No. 333-73106 and No. 333-73092) on Form S-8 of Kansas City Life Insurance Company of our report dated June 27, 2008 with respect to the statements of net assets available for benefits of the Kansas City Life Insurance Company Savings and Profit Sharing Plan as of December 31, 2007 and 2006, the related statement of changes in net assets available for benefits for the year ended December 31, 2007, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the Kansas City Life Insurance Company Savings and Profit Sharing Plan.

/s/ KPMG LLP

KPMG LLP

Kansas City, Missouri
June 27, 2008